ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MA 02199-3600

WWW.ROPESGRAY.COM

Renee Laws T +1 617 235 4975 renee.laws@ropesgray.com

April 27, 2023

VIA EDGAR

Mr. Ken Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

AMG Funds (Registration No. 811-09521), AMG Funds I (Registration No. 811-06520), AMG Funds II (Registration No. 811-06431), AMG Funds III (Registration No. 811-03752), and AMG Funds IV (Registration No. 811-08004)

Dear Mr. Ellington:

I am writing on behalf of AMG Funds, AMG Funds I, AMG Funds II, AMG Funds III and AMG Funds IV (each, a “Trust,” and collectively, the “Trusts”, and each series thereof, a “Fund,” and collectively, the “Funds”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the annual reports to shareholders filed under the Investment Company Act of 1940, as amended (“1940 Act”), on Form N-CSR (each, an “Annual Report”) for the Funds listed in Appendix A hereto. The Trusts appreciate this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trusts’ responses are set forth below.

1.Comment: AMG Veritas Global Real Return Fund, AMG Beutel Goodman International Equity Fund and AMG Veritas Asia Pacific Fund are identified as non-diversified funds, but it appears that each has been operating as a diversified fund. If a Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified. See Section 13(a)(1) of the 1940 Act and Rule 13a-1 thereunder.

Response: The Trusts respectfully submit that, as of the date of this letter, each of the above-referenced Funds has holdings that would enable it to meet the requirements of being a “diversified company” within the meaning of Section 5 of the 1940 Act, but they have done so for less than three years. In the event that any such Fund were to have holdings that would enable it to meet the requirements of being a diversified company for more than three years, the Trusts confirm that such Fund would, to the extent required by applicable law or regulation, obtain shareholder approval prior to changing back to being non-diversified. The Trusts note that each of the above-referenced Funds intends to resume operating as non-diversified within three years of the date on which it began to have diversified holdings.

2. Comment: Several Funds disclose repayment of prior reimbursements in their Statement of Operations. Please include disclosure related to fees recouped by the Funds’ investment manager (including the amounts recouped by class) in the Notes to Financial Statements going forward.

Response: The Trusts confirm that, going forward, disclosure related to fees recouped by each Fund during the applicable fiscal year will be included in the Notes to the Financial Statements, if applicable. Regarding the request to disclose the amounts recouped by class, the Trusts respectfully submit that, as of May 1, 2023, with respect to each Fund with an expense cap, the expense cap will be the same for each class of the Fund. Furthermore, the Funds disclose the basis point impact of fees recouped by class in the footnotes to the Financial Highlights. For the above reasons, and because all class-specific Fund expenses (e.g., shareholder servicing and 12b-1 fees) charged to a Fund are excluded from each Fund’s expense cap, the Trusts respectfully decline to disclose the dollar amount of the fees recouped by class in the Notes to the Financial Statements.

3. Comment: According to the Notes to Financial Statements, a number of Funds have certain commitments and contingencies (e.g., fees waived that are subject to recoupment); however, the Balance Sheet does not have disclosure, either by amount or by a line item, that references the applicable note in the Notes to Financial Statements. Please explain why this disclosure was omitted from the Balance Sheet. See Article 6-04.15 of Regulation S-X.

Response: The Trusts confirm that, in future filings on Form N-CSR, the Funds will include disclosure in the Balance Sheet that references the relevant Note to the Financial Statements that addresses commitments and contingencies, if applicable.

4. Comment: AMG Yacktman Global Fund has a significant percentage of its net assets in South Korea. However, the Fund’s most recent prospectus does not include disclosure of strategies and risks related to investing in South Korea. Please explain why investing in South Korea has not been included as a principal strategy and principal risk of the Fund.

Response: AMG Yacktman Global Fund’s principal investment strategy is based on bottom-up research focusing on individual securities that meet specific growth metrics. As such, country weights are driven primarily by the bottom-up research process of Yacktman Asset Management LP (“Yacktman”), the Fund’s subadviser. The process is not absolutely country-neutral, as the Fund can be expected to have exposure to some or all of the countries represented in its benchmark index to a greater or smaller degree than the index. Nevertheless, country distributions may change over time. For this reason, the Fund does not believe that any specific country should be discussed in the Fund’s principal investment strategies section or principal risks section. However, in order to ensure that shareholders are aware of the general potential for the Fund to invest significantly in individual countries, the Fund has added the following underlined Geographic Focus Risk language to the Fund’s prospectus that will take effect on May 1, 2023:

Geographic Focus Risk—to the extent the Fund focuses its investments in a particular country, group of countries or geographic region, the Fund is particularly susceptible to economic, political, regulatory or other events or conditions affecting such countries or region, and the Fund’s NAV may be more volatile than the NAV of a more geographically diversified fund and may result in losses.

5. Comment: The Staff noted disclosure of significant ownership in several Funds during its review of the Financial Statements. Please explain how large shareholder / shareholder concentration risk is addressed in the summary and statutory prospectus for the applicable Funds.

Response: The Trusts respectfully submit that, as of the date of this letter, the majority of holders with significant ownership interests in the Funds are financial intermediaries that hold such shares in omnibus accounts. The Trust does not have information that would lead it to believe that any such financial intermediaries have investment discretion over the assets held in such accounts. The Trusts do not believe that it is necessary to add shareholder concentration risk with respect to shares held in such accounts. However, the Trusts will consider disclosing shareholder concentration risk, as appropriate, in the event one or more shareholders beneficially own a significant portion of a Fund’s shares.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc :	Mark Duggan, Esq.

Maureen M. Kerrigan, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.

Appendix A

File No.	Registrant Name	Series Name	FYE Reviewed
811-09521	AMG FUNDS	AMG TimesSquare Mid Cap Growth Fund	12/31/2022
811-09521	AMG FUNDS	AMG TimesSquare Small Cap Growth Fund	12/31/2022
811-09521	AMG FUNDS	AMG GW&K Small Cap Value Fund	12/31/2022
811-09521	AMG FUNDS	AMG GW&K Municipal Enhanced Yield Fund	12/31/2022
811-09521	AMG FUNDS	AMG GW&K Small Cap Core Fund	12/31/2022
811-09521	AMG FUNDS	AMG GW&K Municipal Bond Fund	12/31/2022
811-09521	AMG FUNDS	AMG Renaissance Large Cap Growth Fund	12/31/2022
811-09521	AMG FUNDS	AMG GW&K Emerging Markets Equity Fund	10/31/2022
811-09521	AMG FUNDS	AMG Yacktman Focused Fund	12/31/2022
811-09521	AMG FUNDS	AMG Yacktman Fund	12/31/2022
811-09521	AMG FUNDS	AMG TimesSquare International Small Cap Fund	12/31/2022
811-09521	AMG FUNDS	AMG Yacktman Special Opportunities Fund	12/31/2022
811-09521	AMG FUNDS	AMG GW&K Emerging Wealth Equity Fund	10/31/2022
811-09521	AMG FUNDS	AMG GW&K Small/Mid Cap Fund	12/31/2022
811-09521	AMG FUNDS	AMG TimesSquare Emerging Markets Small Cap Fund	12/31/2022
811-09521	AMG FUNDS	AMG Yacktman Global Fund	12/31/2022
811-09521	AMG FUNDS	AMG TimesSquare Global Small Cap Fund	12/31/2022
811-06520	AMG Funds I	AMG Veritas Global Focus Fund	10/31/2022
811-06520	AMG Funds I	AMG River Road Large Cap Value Select Fund	10/31/2022
811-06520	AMG Funds I	AMG Frontier Small Cap Growth Fund	10/31/2022
811-06520	AMG Funds I	AMG Veritas China Fund	10/31/2022
811-06520	AMG Funds I	AMG GW&K Core Bond ESG Fund	10/31/2022
811-06520	AMG Funds I	AMG Boston Common Global Impact Fund	9/30/2022
811-06520	AMG Funds I	AMG Veritas Global Real Return Fund	9/30/2022
811-06431	AMG Funds II	AMG GW&K Enhanced Core Bond ESG Fund	12/31/2022
811-06431	AMG Funds II	AMG GW&K Global Allocation Fund	12/31/2022
811-03752	AMG FUNDS III	AMG Veritas Asia Pacific Fund	12/31/2022
811-03752	AMG FUNDS III	AMG GW&K ESG Bond Fund	12/31/2022
811-03752	AMG FUNDS III	AMG GW&K High Income Fund	12/31/2022
811-08004	AMG Funds IV	AMG Montrusco Bolton Large Cap Growth Fund	10/31/2022
811-08004	AMG Funds IV	AMG River Road Mid Cap Value Fund	10/31/2022
811-08004	AMG Funds IV	AMG River Road Dividend All Cap Value Fund	10/31/2022
811-08004	AMG Funds IV	AMG River Road Small Cap Value Fund	10/31/2022
811-08004	AMG Funds IV	AMG River Road Small-Mid Cap Value Fund	10/31/2022
811-08004	AMG Funds IV	AMG GW&K Small/Mid Cap Growth Fund	10/31/2022
811-08004	AMG Funds IV	AMG River Road International Value Equity Fund	10/31/2022
811-08004	AMG Funds IV	AMG Beutel Goodman Core Plus Bond Fund	10/31/2022
811-08004	AMG Funds IV	AMG Beutel Goodman International Equity Fund	10/31/2022
811-08004	AMG Funds IV	AMG River Road Focused Absolute Value Fund	10/31/2022